Transaction Overview July 23, 2018 Dover Downs Merger with Twin River Worldwide Holdings, Inc. Filed by Twin River Worldwide Holdings, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company: Dover Downs Gaming & Entertainment, Inc. Commission File No.: 001 - 16791

Important Information

Additional Information and Where to Find It

- In connection with the proposed transaction between Dover Downs Gaming & Entertainment, Inc. ("DDE") and Twin River Worldwide Holdings, Inc. ("TRWH"), DDE and TRWH will file with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4 that will include a combined proxy statement/prospectus. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents DDE and/or TRWH may file with the SEC in connection with the proposed transaction. INVESTORS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND OTHER DOCUMENTS FILED BY DDE OR TRWH WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain free of charge copies of these materials and other documents filed with the SEC by DDE and/or TRWH through the website maintained by the SEC at www.sec.gov. Investors holders will also be able to obtain free of charge copies of the documents filed by DDE and/or TRWH with the SEC from the respective companies by directing a written request to DDE at Dover Downs Gaming & Entertainment, Inc., 1131 North DuPont Highway, Dover, Delaware 19901 or by calling (302)-857-3292. Investors can also contact TRWH at Twin River Worldwide Holdings, Inc., 100 Twin River Road, Lincoln, RI 02865 or by calling (401) 374-2553.

No Offer or Solicitation

- This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor will there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

- This communication is not a solicitation of a proxy from any investor. DDE, TRWH, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from shareholders of TRWH in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the relevant materials when filed with the SEC. Information regarding the directors and executive officers of DDE is contained in DDE's proxy statement for its 2018 annual meeting of stockholders, filed with the SEC on March 29, 2018, its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on March 1, 2018, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, which was filed with the SEC on May 11, 2018 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

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Forward-Looking Statements

Caution Concerning Forward-Looking Statements

- This communication contains "forward-looking" statements as that term is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between DDE and TRWH. All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction and other corporate actions, the ability of the parties to complete the proposed transaction considering the various closing conditions, the expected benefits of the proposed transaction, including future financial and operating results, the tax consequences of the proposed transaction and the combined company's plans, objectives, expectations and intentions, legal, economic and regulatory conditions and any assumptions underlying any of the foregoing, are forward-looking statements.
- Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words "may," "will," "should," "potential," "intend," "expect," "endeavor," "seek," "anticipate," "estimate," "overestimate," "underestimate," "believe," "could," "project," "predict," "continue," "target" or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction or may require conditions, limitations or restrictions in connection with such approvals, (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by DDE or TRWH, or at all, (3) unexpected costs, charges or expenses resulting from the proposed transaction, (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction, (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of DDE and TRWH, (6) the ability of the combined company to implement its business strategy, (7) difficulties and delays in achieving revenue and cost synergies of the combined company, (8) the consummation, timing and terms of any stock split, tender offer or similar transaction, (9) the inability to retain and hire key personnel, (10) the occurrence of any event that could give rise to termination of the proposed transaction; (11) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability, (12) evolving legal, regulatory and tax regimes, (13) changes in general economic and/or industry specific conditions, (14) actions by third parties, including government agencies, and (15) other risk factors as detailed from time to time in DDE's reports filed with the SEC as well as risk factors to be included in the Form S-4 that will be filed in connection with the proposed transaction, including DDE's annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.
- Any forward-looking statements speak only as of the date of this communication. Neither DDE nor TRWH undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

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Financial Disclosures

Responsibility for Information; Non-GAAP Financial Measures

- Dover Downs did not participate in the preparation of any of the financial or other information regarding Twin River contained in this presentation, which information was prepared and furnished by Twin River, and accordingly Dover Downs disclaims any responsibility for such information or the accuracy or completeness thereof. Twin River did not participate in the preparation of any of the financial or other information regarding Dover Downs contained in this presentation, which information was prepared and furnished by Dover Downs, and accordingly Twin River disclaims any responsibility for such information or the accuracy or completeness thereof. Other than Dover Downs' historical audited financial information included therein, the historical and pro forma financial information included in this presentation is unaudited and has not been examined, reviewed, compiled or audited by independent public accountants. In addition, the pro forma financial information included herein has not been prepared in accordance with Regulation S-X. When the audited and other historical financial information of Twin River and the pro forma financial information in compliance with Regulation S-X are available, the presentation of this financial information, including the assumptions used, may change materially from that presented in this presentation.

- Twin River's management uses the following non-GAAP financial measures in conjunction with its GAAP financial measures: EBITDA, Adjusted EBITDA, Free Cash Flow and Net Leverage. EBITDA is defined as net income before net interest expense, income taxes, depreciation and amortization and other non-operating income or losses. Adjusted EBITDA is defined as EBITDA before stock based compensation, franchise taxes and non-recurring expenses such as non-recurring litigation expenses, non-recurring CVR-related expenses, legal and financial expenses for strategic reviews, credit agreement amendment expenses, storm-related repair expenses, acquisition, expansion and pre-opening expenses and referendum costs. Free Cash Flow is defined as Adjusted EBITDA minus maintenance capex. Net Leverage is defined as GAAP debt divided by Adjusted EBITDA. Twin River believes that EBITDA, Adjusted EBITDA, Free Cash Flow and Net Leverage are useful measures to enhance an overall understanding of Twin River's past financial performance. Further, EBITDA and adjusted EBITDA are measures of operating performance used by management to evaluate operations and operating performance and are widely used in the gaming industry. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Non-GAAP financial measures reported by us may not be comparable to similarly titled amounts reported by other companies.

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Transaction Summary Transaction Overview • Dover Downs Entertainment (“DDE”) to combine with Twin River Worldwide Holdings (“TRWH”) • Combined company will trade as a public company on the New York Stock Exchange or Nasdaq Form of Consideration • Stock - for - stock transaction at an exchange ratio of 0.0225 TRWH share per DDE share, subject to adjustment Pro Forma Ownership • 7.225% to DDE shareholders; 92.775% to Twin River shareholders Potential Tender Offer • Expects to initiate a tender offer or other form of capital return after the closing Financing • 100% stock consideration • Pro forma LTM 3/31/18 adjusted EBITDA net leverage of 1.5x (2) Key Conditions • Gaming regulatory approvals in Delaware, Rhode Island, Mississippi and Colorado • DDE Shareholder approval • Listing of TRWH shares on New York Stock Exchange or Nasdaq Anticipated Closing • By Q1 2019, subject to customary closing conditions Governance • TRWH Board of Directors to be expanded to include an independent director from the DDE Board; expects to add two additional new independent directors 1) Net Leverages is a non - GAAP financial measure defined as GAAP Debt minus Unrestricted Cash, divided by Adjusted EBITDA . Adjusted EBITDA is a non - GAAP financial measure. See “Responsibility for Information; Non - GAAP Financial Measures” and refer to Appendix for Adjusted EBITDA reconciliation to Net Income. 2) Prior to any potential tender offer or other capital return. 5

Strategic Rationale & Transaction Benefits Strong Financial Profile with Significant Free Cash Flow Generation Diversified Publicly Traded Casino Company with Multiple Avenues for Growth Low Leverage to Support Additional Growth and Return of Capital Potential Post - Close Tender Offer To Provide Liquidity Successful Track Record of Growth, Development and Acquisition Integration Fully Owned Land and Buildings Creates Real Estate Optionality 6

Twin River Overview 7 • Twin River is a leading US regional casino operator with properties in Rhode Island, Mississippi and Colorado ■ Completed expansion of Twin River Casino in Lincoln, Rhode Island in 2007 ■ Acquired Hard Rock Biloxi in July 2014 ■ Acquired Newport Grand Casino in July 2015 ■ In process of relocating Newport Grand casino license to a new casino in Tiverton, Rhode Island Twin River Financial Summary ($MM) $317 $404 $423 $429 $427 $137 $160 $156 $167 $166 - $100 $200 $300 $400 $500 2014A 2015A 2016A 2017A LTM 3/31/2018 Net Revenue Adjusted EBITDA 1) Includes Twin River’s share of total gaming revenues in Rhode Island . 2) Adjusted EBITDA is a non - GAAP financial measure. See “Responsibility for Information; Non - GAAP Financial Measures” and refer to Appendix for Adjusted EBITDA reconciliation to Net Income. (2) (1) 7

Q1 2018 LTM Net Revenue $176 $427 $75 $678 Q1 2018 LTM Adj. EBITDA $8 $166 $36 $210 Q1 2018 LTM Operating Free Cash Flow $6 $157 $34 $197 Net Leverage 0.9x 1.9x - 1.5x / 2.3x Slot Machines 2,300 5,420 1,000 8,720 Table Games 58 171 38 267 Hotel Rooms 500 479 219 1,198 Note: Q1 2018 denotes period ended March 31, 2018. 1) Includes estimates of the effects of the Tiverton casino, Lincoln hotel, additional gaming positions and Delaware tax changes . 2) TRWH revenues reflect its share of total gaming revenues in Rhode Island. 3) Adjusted EBITDA is a non - GAAP financial measure. See “Responsibility for Information; Non - GAAP Financial Measures” and refer to Appendix for Adjusted EBITDA reconciliation to Net Income. Dover Downs does not make adjustments to its EBITDA. 4) Operating Free Cash Flow (“FCF”) is a non - GAAP financial measure defined as Adjusted EBITDA less maintenance capex. See “Responsibility for Information; Non - GAAP Financial Measures” and refer to Appendix for Adjusted EBITDA reconciliation to Net Income. 5) Net Leverage is a non - GAAP financial measure defined as GAAP Debt minus Unrestricted Cash, divided by Adjusted EBITDA. See “Resp onsibility for Information; Non - GAAP Financial Measures” and refer to Appendix for Adjusted EBITDA reconciliation to Net Income. 6) Prior to potential tender offer or other capital return. 7) Number of table games includes poker and excludes stadium gaming positions. Pro Forma Estimated Combined Twin River and Dover Downs Pro Forma Growth Initiatives (2) (1) (3) (4) (7) (2) (5) ($ in Millions) 1.5x (6) 8 2,200 8,620 Table Games Hotel Rooms

$1,046 93.8% 85.3% 82.5% 82.0% 81.6% 80.4% 78.8% 72.0% - 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% $495 $410 $335 $328 $197 $122 $76 $47 - $100 $200 $300 $400 $500 $600 $600 $500 $402 $393 $210 $155 $105 $59 - $100 $200 $300 $400 $500 $600 $700 Source: Company filings and Wall Street research. Note: Figures are not pro forma for pending acquisitions. Twin River figures are pro forma for growth initiatives. Non - GAAP financial measures reported by Twin River may not be comparable to similarly titled amounts reported by other companies. 1) Represents total net revenues from all properties for comparative purposes. 2) Net of rent expense where applicable. Adjusted EBITDA is a non - GAAP financial measure. See “Responsibility for Information; Non - GAAP Financial Measures” and refer to Appendix for Adjusted EBITDA reconciliation to Net Income. Dover Downs does not make adjustm en ts to its EBITDA. 3) Churchill Downs includes Casino segment revenue, Adjusted EBITDA and capex only. Capex represents total gaming capex as disclosed in fi nan cial statements. 4) Operating Free Cash Flow (“FCF”) is a non - GAAP financial measure defined as Adjusted EBITDA less maintenance capex. See “Responsibility for Information; Non - GAAP Financial Measures” and refer to Appendix for Adjusted EBITDA reconciliation to Net Income. 5) Operating FCF conversion is a non - GAAP financial measure defined as Operating Free Cash Flow divided by Adjusted EBITDA. See “Responsibility for Information; Non - GAAP Financial Measures” and refer to Appendix for Adjusted EBITDA reconciliation to Net Income. Comparison to Public US Regional Casino Operator Peers LTM Q1 2018 Net Revenue ($MM) LTM Q1 2018 Adjusted EBITDA ($MM) LTM Q1 2018 Operating Free Cash Flow ($ MM) LTM Q1 2018 Operating FCF Conversion (2)(5) (4) (3)(4) (1) $3,188 $2,380 $1,711 $1,611 $619 $361 $234 - $500 $1,000 $1,500 $2,000 $2,500 $3,000 $3,500 9 (2)

Note: Figures are not pro forma for any pending acquisitions. Non - GAAP financial measures reported by Twin River may not be comparable to similarly titled amounts reported by other companies. 1) Net Leverage for Twin River is a non - GAAP financial measure defined as GAAP Debt minus Unrestricted Cash, divided by Adjusted EB ITDA. See “Responsibility for Information; Non - GAAP Financial Measures” and refer to Appendix for Adjusted EBITDA reconciliation to Net Income. 2) Includes capitalized leases in debt. Adjusted EBITDA is not net of rent expense. 3) Pro forma for full twelve months of Isle of Capri Adjusted EBITDA (per DDE filings). 4) Adjusted EBITDA based on annualized Q1 2018 Adjusted EBITDA to account for acquisition of American Casino & Entertainment Pro per ties. 5) LTM Adjusted EBITDA includes reported total Company Adjusted EBITDA, less Big Fish EBITDA. 6) Prior to potential tender offer or other capital return. Low Leverage to Support Continued Growth and Return of Capital Net Leverage (based on LTM Q1 2018 Adjusted EBITDA) (2) (4) (3) (5) (1) 5.4x 4.9x 4.8x 4.7x 4.6x 2.3x 1.5x NM 0.0x 1.0x 2.0x 3.0x 4.0x 5.0x 6.0x (6) 10

Twin River Portfolio Overview Location Lincoln, RI Biloxi, MS Tiverton, RI Aurora, CO Casino Square Feet 162,420 51,000 33,600 NA Slot Machines / VLTs 4,220 1,200 1,000 NA Table Games 119 52 32 NA Hotel Rooms 136 479 83 - Excess Land 85 acres 2 acres - 135 acres Other In August 2018, Twin River will open a 136- room hotel adjacent to the Lincoln casino Waterfront Casino Resort located next to the Beau Rivage Opening September 1, 2018; Newport facility will close upon Tiverton opening Live horse racing; Racebook; 13 OTB licenses In August 2018, Twin River expects to open a 136 - room hotel adjacent to the Lincoln casino Expected opening September 1, 2018; Newport facility will close upon Tiverton opening 11 2 acres

Twin River History 2005 – 2007 : Twin River completes a $225 million expansion and renovation to add a casino to existing racetrack June 2009: Great Recession following expansion project forces Twin River into Chapter 11 bankruptcy November 2010: Twin River emerges from bankruptcy with a right - sized balance sheet, 24 - hour operations in Lincoln and improved marketing cost - sharing structure with Rhode Island November 2012: Table games referendum approved, allowing table games at Lincoln property (begin operating June 2013) July 2015: Twin River acquires Newport Grand Casino in Newport, RI April 2015: Repeal of state law prohibiting hotel in Lincoln July 2014: Twin River acquires Hard Rock Biloxi and begins turnaround of operations December 2015: Twin River introduces Poker Room in Lincoln November 2016: Successful referendum to relocate Newport Grand license to Tiverton May 2017: Twin River breaks ground on construction of hotel at Lincoln property (opening August 2018) June 2017: Twin River breaks ground on construction of Tiverton Casino (opening September 2018) July 2018: Twin River announces agreement to combine with Dover Downs 12

Twin River Growth Initiatives Tiverton Casino Lincoln Hotel Stadium Gaming • Following a successful referendum in November 2016, Twin River is relocating its Newport, RI casino license to Tiverton, RI • Expected opening: September 1, 2018 • The new casino is expected to include: • 1,000 VLTs • 32 table games • 83 room hotel • Various F&B options • Following a repeal of a state law prohibiting a hotel in Lincoln, RI, Twin River began developing a new hotel at its Twin River Casino in Lincoln • Expected Opening: August 2018 • The hotel is expected to feature 136 new rooms • EBITDA growth from the hotel is expected to be driven by additional gaming spend from hotel patrons • Twin River is in the process of introducing stadium gaming at its Rhode Island properties • This new product offering is expected to increase customer engagement, particularly with millennials, and allow the casinos to offer lower minimum bet sizes • Stadium gaming is relatively new to the United States regional gaming markets, and is intended to further differentiate Twin River’s premium gaming opportunities Combined Estimated Incremental Annual EBITDA: Approximately $30mm (1) 13

Sports Betting Opportunity ▪ DDE launched a full sports betting offering on June 5, 2018, placing it ahead of most of its east coast competitors ▪ Customers are able to place single - game bets on football, basketball, baseball, hockey, soccer, golf and auto racing ▪ Mississippi has passed legislation to allow “wagers on collegiate or professional sporting events” ▪ Regulators’ goal is to offer sports betting by the end of summer 2018 ▪ Hard Rock Biloxi ready to capitalize on the new opportunity ▪ On June 22, 2018, Rhode Island passed legislation to allow for sports betting offering in its casinos ▪ Twin River’s two casinos will be the only locations to offer sports betting in the State (through the State Lottery) ▪ Expected to launch in Q1 2019 ▪ Twin River is actively exploring sports betting opportunities at the Arapahoe Park racetrack and its 13 OTBs ▪ Each of these locations is closer to Denver than any of the existing Colorado casinos, providing better access to Colorado’s largest market Delaware Mississippi Rhode Island Colorado • Both Dover Downs and Twin River are focused on driving incremental growth from sports betting ■ Delaware and Rhode Island have both already passed legislation authorizing sports betting ■ Mississippi and Colorado are expected to be early adopters of sports betting 14

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K V E R M O N T Efforts to Mitigate the Impact of Massachusetts Competition • TRWH has a successful track record of mitigating the negative impact of competitive casino openings in neighboring regions ■ TRWH successfully implemented new operating strategies to mitigate the impact of the new competition by Plainridge Park in MA ■ TRWH also absorbed the opening of the Scarlet Pearl in the Biloxi, MS market with minor impact to revenue and adjusted EBITDA • TRWH management has taken a series of steps to mitigate the impact of the pending competition from Massachusetts and strengthen TRWH’s position in the New England market ■ Added additional amenities and product offerings to the Lincoln facility, including the new hotel and stadium gaming ■ Acquired Newport Grand and relocated the license to Tiverton to be closer to its customer base ■ Increased the amount of untaxed free play and marketing spend in partnership with the State of Rhode Island ■ Enhanced customer outreach to deepen loyalty / wallet share at its well - located and easily accessible casinos New England Regional Casino Landscape Impact of Plainridge Park on Lincoln ($MM) (2) LEGEND Existing Casinos Casino Under Construction Twin River Distance to Lincoln Plainridge Park 23 mi. Encore Boston 56 mi. MGM Springfield 81 mi. 1) Distances to Twin River Lincoln based on Google Maps. 2) Lincoln is Twin River Casino located in Lincoln, RI. (1)(2) Distance to Tiverton Plainridge Park 44 mi. Encore Boston 63 mi. MGM Springfield 110 mi. (1) Plainridge Park Casino opened June 2015 (2) 15 $165 $212 $223 $234 $241 $243 0 50 100 150 200 250 300 CY 2013 CY 2014 CY 2015 CY 2016 CY 2017 LTM 6/30/18 Lincoln Share of Net Gaming Revenue

Compelling Transaction for Shareholders Strong Financial Profile with Significant Free Cash Flow Generation Diversified Publicly Traded Casino Company with Multiple Avenues for Growth Low Leverage to Support Additional Growth and Return of Capital Potential Post - Close Tender Offer To Provide Liquidity Successful Track Record of Growth, Development and Acquisition Integration Fully Owned Land and Buildings Creates Real Estate Optionality 16

Appendix: Supplemental Information

Pro Forma Combined Debt Capitalization • The combined company is expected to have low leverage at the closing, with capacity for growth and return of capital • The existing indebtedness of both Dover Downs and Twin River is expected to be refinanced 1) Includes Tiverton casino, Lincoln hotel, additional gaming positions and Delaware tax changes. 2) Adjusted EBITDA is a non - GAAP financial measure. See “Responsibility for Information; Non - GAAP Financial Measures” and refer to Appendix for Adjusted EBITDA reconciliation to Net Income. 3) Dover Downs does not make adjustments to its EBITDA. Pro Forma Combined Debt Capitalization ($MM) (1) (1) (2) Combined Capitalization - 03/31/18 Total Cash & Net Debt Cash Equiv. Debt Twin River $381 ($65) $316 Dover Downs 20 (12) 8 Total $401 ($77) $324 Leverage Twin River 2.3x 1.9x Dover Downs 2.3x 0.9x Total 2.3x 1.5x LTM Adjusted EBITDA Current Growth Initiatives Pro Forma Twin River $166 $166 Dover Downs 8 8 Growth Initiatives +36 36 Total $174 $36 $210 Twin River Dover Downs Twin River Dover Downs Twin River Dover Downs Growth Initiatives 18 (3)

Dover Downs Overview • Dover Downs Gaming & Entertainment was founded in 1967 as a motorsports and harness racing company in Delaware ■ DDE began offering gaming in 1995 after the legalization of video lottery operations ■ In 2002, DDE was separated from the motorsports company so each entity could focus on its respective operations ■ The property’s replacement cost is estimated at over $300 million o Since 2005, DDE has invested almost $140 million in the property on upgrades and renovations • DDE currently operates the Dover Downs Casino, the Dover Downs Hotel and Conference Center and the Dover Downs Raceway ■ Dover Downs Casino: 165,000 square - foot casino with 2,200 VLTs, 40 table games, an 18 - table poker room, sports betting, ten restaurants, retail outlets, a lounge/nightclub with seating for 200 guests, as well as other amenities ■ Dover Downs Hotel and Conference Center: 500 - room AAA Four Diamond hotel, full service spa/salon, conference center, banquet hall, ballroom and concert hall facilities ■ Dover Downs Raceway - a harness racing track with pari - mutuel wagering on live and simulcast horse races and sports betting Dover Downs Financial Summary ($MM) Note: DDE revenue is before gaming taxes. 1) EBITDA is a non - GAAP financial measure. See “Non - GAAP Financial Measures” and refer to appendix for EBITDA reconciliation to Net Income. 19 (1)

Note: Net Revenue for Rhode Island assets represents Twin River’s share of total revenues. 1) Adjusted EBITDA is a non - GAAP financial measure. See “Responsibility for Information; Non - GAAP Financial Measures” and refer to Appendix for Adjusted EBITDA reconciliation to Net Income. 2) Represents Adjusted EBITDA as a percentage of Twin River share of total revenues in Rhode Island. 3) Represents Adjusted EBITDA as a percentage of total revenues (based on how peers report their revenues). 4) Operating free cash flow defined as Adjusted EBITDA less maintenance capex. Twin River Historical Financials Net Revenue ($MM) 43.3% 39.7% 37.0% 39.0% 39.0% 20.5% 20.9% 19.7% 20.9% 20.9% - 5.0% 10.0% 15.0% 20.0% 25.0% 30.0% 35.0% 40.0% 45.0% 50.0% 2014A 2015A 2016A 2017A LTM 3/31/2018 Adjusted EBITDA ($MM) (1) $128 $147 $146 $158 $157 - $20 $40 $60 $80 $100 $120 $140 $160 $180 2014A 2015A 2016A 2017A LTM 3/31/2018 $317 $404 $423 $429 $427 - $50 $100 $150 $200 $250 $300 $350 $400 $450 $500 2014A 2015A 2016A 2017A LTM 3/31/2018 $137 $160 $156 $167 $166 - $20 $40 $60 $80 $100 $120 $140 $160 $180 2014A 2015A 2016A 2017A LTM 3/31/2018 Adjusted EBITDA Margin (1) Operating Free Cash Flow ($MM) (4) Adjusted EBITDA Margin Comparable Adjusted EBITDA Margin (2) (3) 20

TRWH EBITDA Reconciliation

- The table below reconciles Net Income to EBITDA and Adjusted EBITDA. EBITDA is defined as net income before net interest expense, income taxes, depreciation and amortization and other non-operating income or losses. Adjusted EBITDA is defined as EBITDA before stock based compensation, franchise taxes and non-recurring expenses such as non-recurring litigation expenses, non-recurring CVR-related expenses, legal and financial expenses for strategic reviews, credit agreement amendment expenses, storm-related repair expenses, acquisition, expansion and pre-opening expenses and referendum costs. Although EBITDA and Adjusted EBITDA are not measures of performance calculated in accordance with GAAP, TRWH management believes they are useful measures to evaluate our operating performance.

Twin River Adjusted EBITDA Reconciliation ($MM)

	2014	2015	2016	2017	LTM 3/31/2018
Net Income	**$49.5**	**$15.7**	**$41.0**	**$63.5**	**$66.7**
Plus: Interest expense, net if interest income	22.6	29.1	26.7	23.1	22.3
Plus: Income taxes	33.3	34.7	36.6	38.7	33.9
Plus: Depreciation and amortization	28.7	38.1	38.3	35.4	34.8
Plus: Change in value of CVRs	(31.0)	16.1	2.7	-	-
Plus: Loss on extinguishment of debt	7.6	-	-	-	-
EBITDA	**$110.6**	**$133.7**	**$145.2**	**$160.7**	**$157.7**
Plus: Stock based compensation	2.6	5.9	2.5	3.0	3.6
Plus: Non-recurring litigation expenses	-	-	-	1.7	2.3
Plus: Non-recurring CVR-related expenses	0.3	12.6	2.1	-	-
Plus: Legal & financial expenses for strategic review	-	-	-	0.8	1.4
Plus: Franchise tax expense	-	0.4	0.3	0.5	0.5
Plus: Credit Agreement amendment expenses	-	-	0.7	0.1	0.4
Plus: Storm-related repair expenses	-	-	-	0.3	0.4
Plus: Acquisition, expansion and pre-opening expenses	2.8	7.8	0.6	0.2	0.2
Plus: Referendum costs	20.9	-	5.0	-	-
Adjusted EBITDA	**$137.2**	**$160.5**	**$156.4**	**$167.2**	**$166.4**

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DDE EBITDA Reconciliation • DDE defines EBITDA as earnings before interest, taxes, depreciation and amortization. EBITDA is a supplemental non - GAAP financi al measure commonly used by management and industry analysts to evaluate Company operations. DDE believes that EBITDA provides useful information to investors regarding its ability to service debt. EBITDA should not be construed as an alternative to ne t e arnings (loss) (as an indicator of our operating performance) as determined in accordance with accounting principles generally accepted in t he United States of America. Not all companies calculate EBITDA in the same manner, and EBITDA as presented by Dover Downs Gaming & Entertainment, Inc. may not be comparable to similarly titled measures presented by other companies. LTM 2014 2015 2016 2017A 3/31/2018 Net Loss ($0.7) $1.9 $0.8 ($1.1) ($1.1) Plus: Income tax expense (benefit) (0.0) 0.8 0.6 0.5 0.4 Loss Before Income Taxes ($0.7) $2.7 $1.4 ($0.6) ($0.8) Plus: Interest expense 1.7 1.2 0.9 0.8 0.8 Plus: Depreciation 9.1 8.4 7.7 8.2 8.4 EBITDA $10.1 $12.3 $10.0 $8.4 $8.4 Dover Downs EBITDA Reconciliation ($MM) 22